Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS SECOND QUARTER FISCAL YEAR 2025 RESULTS

• 60.1% Year Over Year Increase in Second Quarter Revenue

• 117.8% Year Over Year Increase in Second Quarter Gross Profit

• Cash and Cash Equivalents of $1.28 Per Diluted Share

HONG KONG — October 10, 2024— Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today reported results for the second quarter of fiscal year 2025 and the six months ended September 30, 2024, with second quarter of fiscal year 2025 revenue growth of 60.1% and gross profit growth of 117.8% on a year over year basis.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, noted, “While the positive results reflect an improving environment at our customers, we still have a lot of ground to make up to return to our normalized pre-COVID business level. The rebound continues but has been slowed by the uncertain macro environment, following the fallout of COVID, as orders for customer products have been adversely impacted by the Russia/Ukraine war and the conflict in Mid-East. In addition, our business progress is not immediately reflected on a net income comparison, and we caution investors this is not an accurate measure, because we benefitted in the year ago period from the reversal of previously taken bad debt provisions. With that being said, we are encouraged with our progress and expect an improving business environment over the coming quarters will help our business now that we have stopped the bleeding and can focus on expanding revenue growth, profitability and free cash flow.”

Mr. Kohl concluded, “We are cautiously optimistic that we have come through the worst part of this low business cycle. Even with our existing products still experiencing below normal levels of demand, we are coming online shortly with the new motor project we previously announced. Production is expected to start in the fiscal third quarter of 2025 and should ramp up in the fiscal fourth quarter of 2025. As a result, if our core existing business remains stable or improves slightly, the positive impact of the additional new business will help drive a further improvement in results. Our company is financially very healthy with over $5.6 million in cash on hand and a net cash positive position. At the same time, as part of our business growth strategy, we are evaluating numerous possible ventures, which could substantially improve the Company’s future. We are fully committed to building value for the Company and all shareholders, as we continue to build on our track record of success over the long-term.”

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Highway Holdings Ltd.

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Select Additional Financial Results:

Gross profit for the second quarter of fiscal year 2025 was $834,000 compared with $383,000 in the year ago period mainly due to the 60.1% increase in sales over the same period. Gross profit as a percentage of sales for the second quarter of fiscal year 2025 was 39.4 percent, compared to 29.0 percent in the year ago period. Gross profit for the first half of fiscal year 2025 was $1,495,000 compared with $760,000 in the year ago period. Gross profit as a percentage of sales for the first half of fiscal year 2025 was 37.4 percent compared with 28.5 percent in the year ago period.

Selling, general and administrative expenses for the second quarter of fiscal year 2025 increased to $724,000 from $272,000, primarily reflecting the above-noted bad debt provision reversal in the year ago period.

Net income for the second quarter of fiscal year 2025 reflects a currency exchange gain of $58,000 compared to a $14,000 gain in the year ago period mainly due to a weakening of the Kyat. The Company reported a currency exchange gain of $96,000 for the first half of fiscal year 2025, compared with a $31,000 gain in the year ago period.

The Company had interest income of approximately $58,000 for the second quarter of fiscal year 2025, and interest income of approximately $103,000 for the first half of fiscal year 2025 due to the increase in interest rates.

The Company’s balance sheet remains strong, with total assets of $11.0 million dollar and cash and cash equivalents in excess of $5.6 million, or approximately $1.28 per diluted share. The cash and cash equivalent amount exceeded all of its short- and long-term liabilities by approximately $1.4 million. Total shareholders’ equity at September 30, 2024, was $6.8 million, or $1.54 per diluted share.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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Highway Holdings Ltd.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2024	2023	2024	2023

Net sales	$2,117	$1,322	$3,996	$2,669
Cost of sales	1,283	939	2,501	1,909
Gross profit	834	383	1,495	760

Selling, general and administrative expenses	724	272	1,382	1,049
Operating income/(loss)	110	111	113	(289)

Non-operating items

Exchange gain /(loss), net	58	14	96	31
Interest income	58	53	103	93
Gain/(Loss) on disposal of assets	-	13	-	13
Other income/(expenses)	5	6	12	6
Total non-operating income/ (expenses)	121	86	211	143

Net income before income tax and non-controlling interests	231	197	324	(146)
Income taxes	0	3	0	6
Net income before non-controlling interests	231	200	324	(140)
Less: net gain attributable to non-controlling interests	0	(13)	(5)	(15)
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	231	213	329	(125)

Net Gain/ (loss) per share – Basic	$0.05	$0.05	$0.08	$(0.03)
Net Gain/ (loss) per share - Diluted	$0.05	$0.05	$0.08	$(0.03)

Weighted average number of shares outstanding
Basic	4,402	4,219	4,379	4,345
Diluted	4,402	4,235	4,379	4,345

Highway Holdings Ltd.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	(unaudited) Sept 30,	(audited) Mar 31,
	2024	2024
Current assets:
Cash and cash equivalents	$5,614	$6,601
Accounts receivable, net of doubtful accounts	1,982	1,253
Inventories	1,785	1,566
Prepaid expenses and other current assets	156	226
Total current assets	9,537	9,646

Property, plant and equipment, (net)	64	-
Operating lease right-of-use assets	1,142	1,375
Long-term deposits	206	202
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$11,044	$11,318

Current liabilities:
Accounts payable	$1,021	$935
Operating lease liabilities, current	621	588
Other liabilities and accrued expenses	1,559	1,789
Income tax payable	484	480
Dividend payable	45	45
Total current liabilities	3,730	3,837

Long term liabilities :
Operating lease liabilities, non-current	507	803
Long terms accrued expenses	40	40
Total liabilities	4,277	4,680

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	44
Additional paid-in capital	12,159	12,117
Accumulated deficit	(4,908)	(5,015)
Accumulated other comprehensive income/(loss)	(516)	(501)
Non-controlling interest	(12)	(7)
Total shareholders’ equity	6,767	6,638
Total liabilities and shareholders’ equity	$11,044	$11,318